Exhibit 1

Media release

3 September 2004

Westpac tops global sustainability index for the third year in a row

Westpac once again leads the global banking community on corporate sustainability, according to the 2004/2005 Dow Jones Sustainability Index, which was released yesterday.

The Dow Jones Sustainability Index is based on a thorough assessment of each company’s economic, environmental and social performance and influences the decisions of asset managers who use it to as a benchmark for sustainable investment portfolios.

In the 2004/2005 survey results, Westpac was noted particularly for its work in:

•                  formulating responsible business practices at board level and integrating those values into its Code of Conduct;

•                  producing excellent corporate culture aimed at avoiding conflict situations with customers or other interest groups;

•                  actively contributing to systemic change in the financial services industry and the economy at large;

•                  successfully tackling direct and indirect environmental impacts;

•                  increasing commitment to employees, underlined by Westpac’s performance in various labour practice indicators; and

•                  transparent reporting of controversial finance projects with potential high environmental and social impacts and investments raising ethical concerns.

“We are extremely pleased to have topped the Dow Jones Sustainability Index for the third year in a row. It is a clear testament to our commitment of fully integrating corporate responsibility into the way we do business,” Westpac CEO, David Morgan, said.

Out of some 2,500 leading global companies, only 312 have made the 2004/2005 DJSI index, including 28 banks.

Ends.

For a copy of the DJSI report please visit: Dow Jones Sustainability Index

For Further Information

Julia Quinn
Westpac Banking Corporation Media Relations Ph: 02 9226 3443 Mb: 0409 311 197